Exhibit 12.1

NBTY INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal year ended September 30,
(Dollars in thousands)	2011	2010	2009	2008	2007
	Successor	Predecessor
EARNINGS AVAILABLE TO COVER FIXED CHARGES:

Income before provision for income taxes	$39,909	$327,715	$228,968	$231,040	$303,976
Less:
Interest capitalized	—	—	—	(1,404)	(912)

Add:
Fixed charges deducted from earnings (see below)	244,097	74,106	77,010	56,275	51,432
Earnings available to cover fixed charges	$284,006	$401,821	$305,978	$285,911	$354,496

FIXED CHARGES:

Interest expensed and capitalized and amortized premiums, discounts and capitalized expenses related to indebtedness	$195,537	$30,195	$34,882	$18,639	$16,749

Appropriate portion (1/3) of rentals representing interest	48,560	43,911	42,128	37,636	34,683
Fixed charges	$244,097	$74,106	$77,010	$56,275	$51,432

Ratio of Earnings to Fixed Charges	1.16	5.42	3.97	5.08	6.89